Exhibit 99.1

ProQR Announces Clearance of IND to Start Clinical Trial of QR-421a in Usher Syndrome Type 2 Patients

LEIDEN, Netherlands & CAMBRIDGE, Mass., Dec. 04, 2018 — ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced that the U.S. Food and Drug Administration (FDA) has cleared the Investigational New Drug (IND) application for QR-421a. QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of the vision loss associated with Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene.

Usher syndrome is the leading cause of combined deafness and blindness. Exon 13 mutations in the USH2A gene targeted by QR-421a cause vision loss in approximately 16,000 individuals in the Western world. ProQR plans to start enrolling patients in a Phase 1/2 trial named STELLAR in the coming months with preliminary data expected in mid-2019.

“We are pleased to be advancing QR-421a, our second therapy for an inherited retinal disease, into the clinic and continuing the development of our portfolio of transformative RNA medicines for severe genetic rare diseases,” said Daniel A. de Boer, Chief Executive Officer of ProQR. “QR-421a has shown promising activity in both the optic cup and zebra fish models and we are excited about the potential to make a meaningful impact for Usher syndrome patients.”

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. Mutations in this exon can cause loss of functional usherin protein that causes the disease. QR-421a is designed to exclude the genetic defect from the RNA in the eye, such that it leads to the expression of a shortened but functional usherin protein, thereby modifying the underlying disease. QR-421a has received orphan drug designation in the United States and the European Union.

About the Phase 1/2 “STELLAR” trial

STELLAR, or PQ-421a-001, is a first-in-human study that will initially include approximately 18 adults who have vision loss due to mutations in exon 13 of the USH2A gene and will be conducted at expert sites in the US and Europe. It will be a double-masked, randomized study exploring several dose levels and a control (sham injection), given as a single intravitreal injection of QR-421a into one eye. The first patient at each dose level will be dosed in an open-label manner. The objectives of the trial will include evaluation of safety, tolerability, pharmacokinetics and efficacy, as measured by restoration or improvement of visual function and retinal structure through ophthalmic endpoints such as visual acuity (BCVA), visual field and optical coherence tomography (OCT). Changes in quality of life in the trial subjects will also be evaluated

Data from the first-in-human study are expected in mid-2019. Patients completing this trial will be able to participate in an extension study if eligible. Results from the single dose trial will inform the next stage that will potentially include a seamless adaptive, multi-dose, controlled trial.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene. To date, there are no approved treatments or products in clinical development that treat the vision loss associated with Usher syndrome type 2.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding QR-421a and its clinical development and therapeutic potential, including commencement of the STELLAR trial, trial design and timing of results from this trial. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, risks associated with our clinical development activities, including that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, regulatory review or approval process, manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

lhayes@proqr.com

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LifeSci Public Relations

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Sara@lifescipublicrelations.com